Exhibit 99.1

June 23, 2026

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Valens Semiconductor Ltd. (the “Meeting”), to be held on July 30, 2026, at 2:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote “FOR” each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Monday, June 29, 2026, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Peter Mertens

Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held at 2:00 p.m. (Israel time) on July 30, 2026

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Valens Semiconductor Ltd. (the “Company”), to be held on Thursday, July 30, 2026, at 2:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel (the telephone number at that address is +972-9-7626900).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)    to elect Igal Rotem as Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association (as defined below) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)    to approve the Company’s Compensation Policy for Executive Officers and Directors; and

(3)    to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025. A copy of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2026, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, June 29, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares, no par value (the “Ordinary Shares” or the “Shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on June 29, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are described in the attached proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Companies Law, is June 30, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K. To the extent that there are any additional agenda items that our Board of Directors determines to add as a result of any such submission, we will publish an updated notice and proxy card with respect to the Meeting, no later than July 7, 2026, to be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K.

Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.valens.com/home/default.aspx or at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, upon prior notice and during regular working hours (telephone number: +972-7696900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on July 29, 2026, to be validly included in the tally of Shares voted at the Meeting. Submitting your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card. Our proxy statement is furnished herewith.

By Order of the Board of Directors,

Peter Mertens

Chairperson of the Board of Directors

Valens Semiconductor Ltd.

Proxy Statement

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Annual General Meeting of Shareholders

To Be Held at 2:00 p.m. (Israel time) on July 30, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Valens Semiconductor Ltd. (the “Company” or “Valens”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 30, 2026, at 2:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares” or the “Shares”), beginning July 2, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, June 29, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)    to elect Igal Rotem as Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

(2)    to approve the Company’s Compensation Policy for Executive Officers and Directors; and

(3)    to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On June 23, 2026, we had a total of 108,272,506 Shares issued and outstanding. Each Share outstanding as of the close of business on June 29, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Share outstanding as of the close of business on June 29, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Ordinary Shares that are voted at the Meeting in favor of each such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such Proposal (each, an “Interested Shareholder”); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal not exceeding two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than solely by means of serving as a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, alone or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of Shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company as to whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Ms. Keren Shmueli-Sidi, General Counsel, at 8 Hanagar St., Hod Hasharon 4501309, Israel, telephone: +972-(9)-7626900, or by email at keren.shmuelisidi@valens.com. If your Shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such Proposal even if the general meeting of shareholders has voted against its approval, provided that the Board’s compensation committee (“Compensation Committee”), and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are duly voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not duly voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each Share is entitled to one vote on each Proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any Share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•        By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•        By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•        By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or Broadridge Financial Solutions (“Broadridge”) receives it in the enclosed envelope no later than 11:59 p.m. EDT on July 29, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 29, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 2, 2026. Certain officers, directors, employees and agents of Valens, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.valens.com/home/default.aspx. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact Michal Benari, Investor Relations Manager, at investors@valens.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on February 25, 2026 (the “Annual Report”), a copy of which is available at the “Investor Relations” portion of our website at https://d18rn0p25nwr6d.cloudfront.net/CIK-0001863006/d4caf1e3-89d0-4bf1-ae63-f9d1a3c72d2d.pdf.

CORPORATE GOVERNANCE

Overview

We are committed to effective corporate governance and independent oversight by our Board.

Under our Articles of Association, the number of directors on our board of directors can be no less than three and no more than eleven directors, as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed by a vote of 65% of the total voting power of our shareholders in accordance with our Articles of Association.

Our Board currently consists of nine directors, although the tenure of two of them as members of the Board is expected to expire at the close of the Meeting. Thereafter, our Board will consist of seven directors, of which six are non-employee directors who were determined by our Board to be independent under NYSE corporate governance rules.

Considerations in Evaluating Director Nominees

Our Nominating, Corporate Governance and Sustainability Committee (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

☒	Public Company Leadership

Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

☒	Public Company Board Experience

We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

☒	Finance, Capital Management & Capital Markets

Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

☒	Global Operating Experience

We are a global company. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Technology and Industry Expertise
Peter Mertens	+	+		+	+
Yoram Salinger				+	+
Gideon Ben Zvi*	+	+		+	+
Peter Kuo			+
Moshe Lichtman	+	+	+	+	+
Igal Rotem	+	+		+	+
Tal Yaacobi		+	+
Adi Yarel Toledano			+
Yahal Zilka*	+	+	+

____________

*        Tenure as member of the board is expected to expire at the close of the Meeting.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

Corporate Governance Best Practices
🗸	8 of 9 Directors are independent	🗸	Direct Board member and committee interaction with executive team and key employees
🗸	Fully independent committees	🗸	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
🗸	Annual Board and committee self-evaluations	🗸	Set annual incentive targets to our chief executive officer based on measurable performance objectives
🗸	Performance-based compensation	🗸	Cap cash bonus payments and annual equity-based compensation
🗸	Regularly review the executive compensation and peer group data

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F.

Equity dilution

The compensation committee of the Board (the “Compensation Committee”) and Board recognize that equity dilution is an important consideration for shareholders; as of June 23, 2026, the Company’s overall level of dilution from equity compensation to employees and management, was approximately 15.71%. The Company is committed to monitoring dilution levels on an ongoing basis and will regularly assess dilution in light of market practices and the interests of all stakeholders. The Company periodically evaluates potential strategies to address dilution and support progress toward its stated targets, taking into account relevant circumstances and prevailing market conditions.

PROPOSAL 1
ELECTION OF MR. IGAL ROTEM AS CLASS II DIRECTOR

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board.

The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least three and not more than eleven directors, including external directors, if any were elected.

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

•        the Class II directors are Gideon Ben Zvi, Yahal Zilka and Igal Rotem, and their terms expire at the Meeting;

•        the Class III directors are Peter Mertens, Peter Kuo and Adi Yarel Toledano, and their terms expire at our annual general meeting of the shareholders to be held in 2027; and

•        the Class I directors are Yoram Salinger, Moshe Lichtman and Tal Yaacobi, and their terms expire at our annual general meeting of the shareholders to be held in 2028.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to elect Igal Rotem as Class II director. Gideon Ben-Zvi and Yahal Zilka will not be standing for re-election. Neither of their decisions to not stand for re-election stemmed from disagreements with the Company.

If elected at the Meeting, Igal Rotem will serve until the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Igal Rotem has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Valens, taking into account the size and special needs of Valens.

The Nominating, Corporate Governance and Sustainability Committee of our Board and our Board recommended that Igal Rotem be elected at the Meeting as a Class II director for a term to expire at the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Our Board approved this recommendation.

Biographical information concerning Igal Rotem is set forth below:

Igal Rotem has served as a member of the Board of Valens since 2025. Mr. Rotem is a seasoned high-tech executive and serial entrepreneur, former founder and CEO of a publicly traded (NASDAQ) company, with extensive business development, sales management and strategic business planning skills. Mr. Rotem served as Chairman of Shift4 EU Bank following its $575 million acquisition by Shift4 Inc. Prior to that, he spent more than a decade as CEO and Chairman of Finaro (formerly Credorax), leading the company to become a global leader in digital acquiring and payment processing solutions and successfully driving its sale to Shift4. Earlier in his career, he co-founded PowerDsine, a pioneer in Power over Ethernet technology, where he served as CEO and led the company through an IPO on NASDAQ and its subsequent $246 million acquisition by Microsemi. Mr. Rotem has an MBA in Technology Management, Industrial Management Marketing and Finance from Tel Aviv University, and a B.Sc. in Electrical Engineering from Tel Aviv University. He was awarded the Ernst & Young 2004 Entrepreneur of the Year.

Proposal

The shareholders are being asked to elect Igal Rotem, for a term to expire at the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Igal Rotem be elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the election of Igal Rotem as a Class II director for a term to expire at the 2029 annual general meeting.

PROPOSAL 2
APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS
AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law.

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years, except in connection with a company becoming a publicly traded company, in which case a company’s compensation policy may remain effective for a period of five years. The current compensation policy was approved by our shareholders, and became effective in September 9, 2021, immediately prior to the closing of the transactions effected under the business combination agreement, dated May 25, 2021, by and among the Company, PTK Acquisition Corp., a Delaware corporation, and Valens Merger Sub, Inc., whereby, as a result, the Company became a publicly listed company. If approved by the shareholders, the current compensation policy will be ratified upon the close of the Meeting and remain in effect for a period of three years.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Vote Required for Approval of Each of the Proposals’ above.

Following a review of the compensation policy by our Compensation Committee and Board, the Compensation Committee and Board approved, and recommended that our shareholders approve, the proposed compensation policy in the form attached hereto as Appendix A, with strikethroughs indicating deletions and underline indicating additions.

Our current compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives for our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce the office holder’s incentive to take excessive risks that may harm us in the long-term.

The principal changes made in the proposed compensation policy, as opposed to our current compensation policy, are as follows:

(a)     the clarification that annual cash bonus objectives and/or their relative weight may be modified by the Compensation Committee and the Board only during the fiscal year, under special circumstances, and not following year-end;

(b)    the replacement of discretionary annual cash bonuses for Executive Officers other than the Chief Executive Officer with bonuses based on an overall performance evaluation using quantitative and qualitative criteria;

(c)     the reduction of the portion of the Company’s Chief Executive Officer’s annual cash bonus that may be based on overall performance from 30% to 25%, and the replacement of the discretionary component with an evaluation based on quantitative and qualitative criteria;

(d)    the removal of the ability to grant a special bonus in connection with retirement; and

(e)     the update of the clawback provisions to align with the Company’s clawback policy, applicable law and stock exchange rules.

When considering the proposed revisions to the compensation policy, the Compensation Committee and the Board have engaged an independent compensation advisor to provide benchmarking and advise on executive compensation practices against Valens’ peer group. The Compensation Committee and the Board considered numerous factors, including, inter alia, the Company’s objectives and interests, its business plan and long-term strategy, the

Company’s risk management policy, the size and nature of its operations, as well as the experience and qualifications of each of the Company’s officers and directors. Our Compensation Committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board, especially given the high demand for experienced and talented executives in the Israeli market.

The proposed compensation policy will be reviewed from time to time by the Compensation Committee and the Board in order to ensure its adequacy and its fitness to, among others, the Company’s financial position and results of operation and its retention objectives.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto, with strikethroughs indicating deletions and underline indicating additions.

In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the compensation policy for the Company’s directors and executive officers, as detailed in the Proxy Statement.

PROPOSAL 3
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company. Our audit committee and Board have approved the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, in each of the previous two fiscal years:

	2025	2024
	(in thousands US dollars)
Audit fees(1)	439	354
Audit-related fees(2)	—	8
Tax fees(3)	82	34
All other fees(4)	2	75
Total	523	471

____________

(1)      “Audit fees” for the years ended December 31, 2024 and 2025 include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted in a Report of Foreign Private Issuer on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)      “Audit-related fees” or the year ended December 31, 2024 and 2025, consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)      “Tax fees” for the years ended December 31, 2024, and 2025 include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)      “Other fees” for the years ended December 31, 2024, and 2025 include fees for services rendered by our independent registered public accounting firm with respect to automation tool.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2026.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report on Form 20-F filed with the SEC on February 25, 2026, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F filed with the SEC on February 25, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” portion of the Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Peter Mertens
Chairperson of the Board of Directors

Dated: June 23, 2026

APPENDIX A

COMPENSATION POLICY

Valens Semiconductor Ltd. Compensation Policy for Executive Officers and Directors (As Adopted on [_____], ~~2021~~2026)

A. Overview and Objectives

1.    Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Valens Semiconductor Ltd. (“Valens” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Valens’ overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Valens’ value and otherwise assist Valens to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Valens’ goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Valens’ directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Valens’ Compensation Policy for ~~five~~ three (~~5~~3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Valens (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.    Objectives

Valens’ objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Valens’ success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Valens’ core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.      To closely align the interests of the Executive Officers with those of Valens’ shareholders in order to enhance shareholder value;

2.2.      To align a significant portion of the Executive Officers’ compensation with Valens’ short and long-term goals and performance;

2.3.      To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.      To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.      To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.      To maintain consistency in the way Executive Officers are compensated.

3.    Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.      Base salary;

3.2.      Benefits;

3.3.      Cash bonuses;

3.4.      Equity based compensation;

3.5.      Change of control provisions; and

3.6.      Retirement and termination terms.

4.    Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.      This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Valens’ short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.      The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.    Inter-Company Compensation Ratio

5.1.      In the process of drafting this Policy, Valens’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Valens’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.      The possible ramifications of the Ratio on the daily working environment in Valens were examined and will continue to be examined by Valens’ Compensation Committee from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Valens.

B. Base Salary and Benefits

6.    Base Salary

6.1.      A base salary provides stable compensation to Executive Officers and allows Valens to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.      Since a competitive base salary is essential to Valens’ ability to attract and retain highly skilled professionals, Valens will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to Valens, the list of which shall be reviewed and approved by the Compensation Committee. To that end, Valens shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.      The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.    Benefits

7.1.      The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.     Vacation days in accordance with market practice;

7.1.2.     Sick days in accordance with market practice;

7.1.3.     Convalescence pay according to applicable law;

7.1.4.     Monthly remuneration for a study fund, as allowed by applicable law and with reference to Valens’ practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.     Valens shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Valens’ policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.     Valens shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Valens’ policies and procedures and to the practice in peer group companies.

7.2.      Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.      In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.      Valens may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Valens’ policies and procedures.

C. Cash Bonuses

8.    Annual Cash Bonuses - The Objective

8.1.      Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Valens’ objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.      An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Valens’ short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Valens’ business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year~~, or may modify payouts following the conclusion of the year~~.

8.3.      In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.      The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.    Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.      The performance objectives for the annual cash bonus of Valens’ Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Valens’ CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, which will be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Valens’ Executive Officers, other than the CEO, based on an evaluation of the relevant Executive Officer’s overall performance by the CEO based on quantitative and qualitative criteria. ~~on a discretionary basis.~~

9.2.      The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.      The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 175% of such Executive Officer’s annual base salary.

CEO

9.4.      The annual cash bonus of Valens’ CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Valens’ Compensation Committee (and, if required by law, by Valens’ Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

9.5.      The less significant part of the annual cash bonus granted to Valens’ CEO, and in any event not more than 25%~~30%~~ of the annual cash bonus, may be based on an~~a discretionary~~ evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.      The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7.      The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

10.  Other Bonuses

10.1.    Special Bonus. Valens may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances~~, or special recognition in case of retirement~~) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the

Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.    Signing Bonus. Valens may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3.    Relocation/ Repatriation Bonus. Valens may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 75% of the Executive Officer’s annual base salary.

11.  Compensation Recovery (“Clawback”)

11.1.    In the event of an accounting restatement, Valens shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable law and stock exchange rules. ~~the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by Valens prior to the second anniversary following the filing of such restated financial statements.~~

~~11.2.    Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:~~

~~11.2.1. The financial restatement is required due to changes in the applicable financial reporting standards; or~~

~~11.2.2. The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.~~

~~11..3~~11.2.     Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.  The Objective

12.1.    The equity-based compensation for Valens’ Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Valens and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.    The equity-based compensation offered by Valens is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.    All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Valens’ policies, the main terms of which shall be disclosed in the annual report of Valens.

12.4.    All other terms of the equity awards shall be in accordance with Valens’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.  General Guidelines for the Grant of Awards

13.1.    The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.    In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 500% of his or her annual base salary or (x) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.35% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.    The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Valens’ ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.  Advanced Notice Period

Valens may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and other Executive Officers, during which they may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.  Adjustment Period

Valens may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.  Additional Retirement and Termination Benefits

Valens may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.  Non-Compete Grant

Upon termination of employment and subject to applicable law, Valens may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Valens for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.  Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.  Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.  Insurance and Indemnification

20.1.    Valens may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Valens, all subject to applicable law and the Company’s articles of association.

20.2.    Valens will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.   The limit of liability of the insurer shall not exceed the greater of $200 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.   The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Valens’ exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.    Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Valens shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.   The limit of liability of the insurer shall not exceed the greater of $200 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.   The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.    Valens may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.   The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.  The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.    Acceleration of vesting of outstanding options or other equity-based awards;

21.2.    Extension of the exercise period of equity-based grants for Valens’ Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.    Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.    A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.  All Valens’ non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $120,000 for the chairperson of Valens’ Board), an annual committee membership fee retainer of up to $10,000 and an annual committee chairperson cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.  The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.  Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.  Each non-employee member of Valens’ Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $250,000 or (x) 0.15% of the Company’s fair market value at the time of approval of the grant by the Board, with a vesting period of between one (1) to three (3) years.

26.  All other terms of the equity awards shall be in accordance with Valens’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.  In addition, members of Valens’ Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.  The compensation (and limitations) stated under Section H will not apply to directors who serve as employee of the Company.

I. Miscellaneous

29.  Nothing in this Policy shall be deemed to grant to any of Valens’ Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Valens to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Valens and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.  An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.  In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Valens may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Valens and none of the provisions thereof are intended to provide any rights or remedies to any person other than Valens.